UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution of a definitive investment agreement

On January 6, 2023, E-Home Household Service Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with eleven investors (the “Investors”), including two entities and nine individuals, pursuant to which the Investors agreed to purchase an aggregate of 40,650,406 ordinary shares of the Company (the “Investment”) for the purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023. The Company is expected to receive an aggregate of US$20 million proceeds in connection with the Investment.

Pursuant to the Securities Purchase Agreement, the Company shall apply the proceeds of the Investment to the Haixia Home Management College project. Haixia Home Management College is a training facility for home management services to be established and operated by the Company in Pingtan, Fujian Province, with the assistance of the Pingtan local government. In addition, pursuant to the Securities Purchase Agreement, the closing of the Investment is subject to the condition that the Company shall have received any relevant confirmation from Nasdaq in relation to the Investment and the issuance of the ordinary shares.

Concurrently with the execution of the Securities Purchase Agreement, each Investor executed a letter of undertaking in favor of the Company pursuant to which the Investor undertakes, for a period of 36 months following the closing of the Investment, (i) not to increase its shareholding in the Company or take any action to exert control over the Company and (ii) to abstain from voting the ordinary shares acquired in the Investment in shareholders meetings.

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S in connection with the issuance of the ordinary shares. In addition, the Company elected to follow its home country practice in lieu of the requirement for shareholders’ approval pursuant to Nasdaq Listing Rule 5635(d) in relation to the Investment.

The foregoing description is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of English translation of such agreement is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2023	E-Home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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